Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 19, 2014

Q1 2015 Medtronic, Inc. Earnings Call Transcript

Date: August 19, 2014

Operator: Good morning. My name is Vanessa and I will be your conference operator today. At this time, I would like to welcome everyone to the Medtronic first quarter earnings conference call.

(Operator Instructions)

Thank you. I would now like to turn the call over to Mr. Jeff Warren. Please go ahead, sir.

Jeff Warren: Thank you, Vanessa. Good morning and welcome to Medtronic’s first quarter conference call and webcast. During the next hour Omar Ishrak, Medtronic Chairman and Chief Executive Officer and Gary Ellis, Medtronic Chief Financial Officer, will provide comments on the results of our first quarter — our FY15 first quarter which ended July 25, 2014. After our prepared remarks, we’ll be happy to take your questions.

First, a few logistical comments. Earlier this morning we issued a press release containing our financial statements and our revenue by business summary. You should also note that some of the statements made during this call may be considered forward-looking statements and that actual results might differ materially from those projected in any forward-looking statement.

Additional information concerning factors that could cause actual results to differ is contained in our periodic reports filed with the SEC. Therefore, we do not undertake to update any forward-looking statement.

In addition, the reconciliations of any non-GAAP financial measures are available on the investors portion of our website at Medtronic.com. Also, unless we say otherwise, references to quarterly results increasing or decreasing are in comparison to the first quarter of FY14 and all year-over-year revenue growth rates are given on a constant currency basis.

Finally, today’s earnings call does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Covidien transaction, Medtronic Holdings Limited has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Medtronic Inc. and Covidien PLC that also constitutes a preliminary prospectus of new Medtronic.

The registration statement is not complete and will be further amended. After the registration statement has been declared effective by the SEC the final joint proxy statement prospectus will be mailed to Medtronic shareholders and Covidien shareholders.

You should review materials filed with the SEC carefully as they will include important information about regarding the proposed transaction including information about Medtronic and Covidien, the respective directors, executive officers, and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction. Please also review the disclaimer page at globalmedtechleader.com for additional information on forward-looking statements and other important information on the proposed transaction.

With that I’m now pleased to turn the call over to Medtronic Chairman and Chief Executive Officer, Omar Ishrak.

Omar Ishrak: Good morning. And thank you, Jeff. Thank you to everyone for joining us today.

This morning we reported first quarter revenue of $4.3 billion, which represents growth of 4% and Q1 non-GAAP diluted earnings per share of $0.93, growing 6%. Our Q1 revenue growth is in the middle of our outlook range for the year and within our mid single digit baseline goal. Our overall organization again delivered balanced growth with strong performances in some areas, offsetting challenges in other parts of our business.

Significant this quarter was our performance in the US where we grew 6%, the highest growth in this region for five years. We believe mid single digit growth in the US can be sustained over the coming quarters based on the momentum of our new products.

Therapy innovation contributed over half of our global growth this quarter. When combined with our focus on globalization and economic value, further enhanced by our pending acquisition of Covidien, we are well positioned to further improve our competitive position and long-term growth profile.

As we have done previously, we intend to quantify, communicate and execute in each of our independent growth vectors. Our new therapies growth vector contributed 200 basis points to our overall growth in Q1 which was well within our previously stated expectations of 150 to 350 basis points. As I mentioned earlier, execution on several key new product launches helped drive growth this quarter and looking ahead we believe our robust pipeline will contribute significantly to our future growth.

Starting with the cardiac and vascular Group, our Reveal LINQ miniaturized cardiac diagnostic monitor along with strong above market performance in AF Solutions are driving clear growth acceleration. This helped propel our cardiac rhythm and heart failure business to 4% growth, a level of performance that we have generally not seen since the core implantables market slowed down four years ago.

Over the past few years, the cardiac rhythm and heart failure team has systematically executed on a strategic plan, delivering multiple new attractive growth drivers including AF and heart failure management products and services, predictive diagnostics and deep miniaturization technologies. All of these growth drivers are clearly resonating in the marketplace, more than offsetting pricing pressures in the more mature parts of the business.

Another highlight in Q1 was the strong execution by our structural heart team on the ongoing US launch of the CoreValve transcatheter valve. With the patent dispute behind us, our team is now laser focused on what really matters, ensuring more patients have access to this life saving therapy. The early results have exceeded expectations as we have been aggressively opening new accounts and have captured over 40% of the US market in just two quarters of launching CoreValve.

Looking ahead in our cardiac and vascular group, we will launch our recently approve Attain Performa® quadripolar lead system in the US in the next few weeks, which coupled with our proven AdaptivCRTTM algorithm is expected to improve our US high power share as it already has in Europe and Japan. We also continue to make progress in a number of other meaningful products in our pipeline including our SeeQTM cardiac diagnostic path, CoreValve® EvolutTM R transcatheter valve, Resolute OnyxTM drug-eluting stent, IN.PACT® Admiral® drug coated balloon and MicraTM leadless pacemaker.

It is worth noting that in Q1 we realigned our four CVG businesses into three business units, organized around disease states with a specific focus on comprehensive disease management. These changes allow us to better capitalize on important trends in our global markets including the general trend among global reimbursement models to focus increasingly on disease outcomes versus discrete episodes of care, the growing importance of longitudinal patient management in the cardiac rhythm and heart failure space, the increasing level of collaboration between physicians, specialities and the newly formed heart teams in the coronary and structural heart market. And finally, the growing focus on new technologies for peripheral vascular disease management in the aortic and peripheral market.

Turning now to our restorative therapies group. Strong growth in neuromodulation and solid performance in surgical technologies offset modest decline in spine.

In neuromodulation the RestoreSensor® SureScan® MRI spinal cord stimulation system and Activa® DBS system continued to drive growth. We also saw a resurgence of growth in gastro-uro due to improved procedure volumes.

In surgical technologies our team has balanced performance across ENT, neurosurgery and advanced imaging. We’re excited about the recently launched NuVentTM sinus balloon system. NuVentTM marks our first entry into the attractive sinus balloon dilatation market and we expect it to steadily state share in what is currently a $200 million opportunity.

We also strengthened the breadth of our neurosurgical portfolio through the acquisition of Visualase last month. Visualase’s MRI guided laser ablation technology is an important addition to our portfolio of therapies for neurosurgeons and broadens our overall market leading RTG neuroscience portfolio.

In spine while revenue declined 3%, we believe factors weighing on Q1 were temporary and our plan to return to growth in FY15 remains on track. Spine’s overall performance in Q1 was primarily affected by US core spine, which faced short-term pressure from inventory rebalancing and the timing of new product launches.

In addition to our recently approved Prestige® LP artificial cervical disc we are expecting to completely refresh our anterior cervical plate portfolio and launch new interbodies with advanced materials and functionality over the coming quarters. Our spine performance was also affected by year-over-year decline in BMP. However, we have now seen four quarters of sequential stability in underlying demand for BMP, which should provide easier comparisons starting in Q2.

In diabetes, the strong US launch of the MiniMed® 530G system with Enlite® is driving solid double digit growth in both insulin pumps and CGM. Our focus in selling and supporting the pump and sensor as an integrated system is translating into global share gains in insulin pumps and US share gains in CGM.

The MiniMed® 530G is the only system on the market that automatically stops insulin delivery if glucose levels fall below a predetermined threshold, an important step towards our goal of developing a fully automated artificial pancreas. Multiple peer reviewed studies have demonstrated the value of our threshold suspend feature including publications in the New England Journal of Medicine and JAMA. Looking ahead, we are preparing to launch the MiniMed® 640G and 620G in international markets in Q2.

Our next growth vector, emerging markets, contributed 130 basis points to our overall company growth which fell 20 basis points short of our minimum 150 basis point expectations. The main issues this quarter were in China and India.

Our greater China region grew 6% as we dealt with some near term challenges in the distributor channel and management changes. We expect China to quickly return to double digit growth for the remainder of the fiscal year.

India also had a difficult quarter, declining 7% as we faced disruption from distributor terminations and inventory rebalancing. We are executing a definite plan for optimizing our India distributor channels. But this will take the remainder of the fiscal year before we return to double digit growth.

In both India and China, we are developing direct partnerships with healthcare providers of all sizes. In the long-term, this will result in the highest levels of business conduct standards, give us more direct contact with our end customers, and unlock significant margin.

While India and China fell below expectations, our Middle East and Africa region continues to be an impressive source of emerging market growth with results up 30% in Q1. We have a strong strategic plan in MEA, executing on both large tender wins as well as channel optimization opportunities.

Latin America also had a good Q1 with strong double-digit growth in Brazil, Colombia and Mexico. And in our Central and Eastern Europe region, we were encouraged to see that Russia returned to growth in Q1.

Despite the short-term challenges in certain regions, we remain confident and enthusiastic in the long-term outlook of emerging markets. We continue to focus on developing new private, public partnerships. For example, I was recently in China finalizing an agreement with a large subprovince.

Over the past nine months we met frequently with local government officials there, quickly aligning around the need to dramatically increase access to hemodialysis therapy. Our discussions resulted in a comprehensive partnership whereby we will manufacture Medtronic hemodialysis products locally in return for manufacturing and commercial incentives, including guaranteed purchases and support for accelerated regulatory approvals. As we execute on these public and private partnerships, as well as market development and channel optimization strategies, we expect our emerging market growth to steadily improve and consistently contribute 150 to 200 basis points to our overall growth.

Finally, service and solutions, our third growth vector, contributed 50 basis points to our overall growth which was within the 40 to 60 basis point annual range that we have targeted. Our cath lab managed services business continues to grow in Europe with numerous long-term contracts representing over $0.5 billion of revenue. We continue to grow this business both within Europe and in other regions around the world and are in discussions with an additional 150 healthcare systems.

Our Cardiocom business also continues to deliver strong results, driven in part by growth of over 50% in patient access support services for providers. We view Cardiocom as an important healthcare services platform to deliver comprehensive integrated care solutions in the future.

Turning to the P&L. We made appropriate business tradeoffs in Q1 to deliver on the bottom line. Non-GAAP EPS growth was approximately 200 basis points above our revenue growth, in line with our targeted expectations.

In addition, we delivered $1 billion in free cash flow in Q1 after adjusting for certain litigation payments. And we increased our dividend by 9%.

We remain focused on reliably delivering on our baseline financial model, mid single digit revenue growth, EPS growth 200 to 400 basis points faster than revenue growth and returning 50% of our free cash flow to our shareholders. To achieve these goals we continue to execute on our three primary strategies, therapy innovation, globalization, and economic value.

We believe the Covidien acquisition will accelerate these strategies, bolstering our long-term market competitiveness as well as the sustainability and consistency of our financial performance. In therapy innovation, Covidien’s impressive array of industry leading products enhances our existing portfolio, offers greater breadth across clinical areas and creates exciting entry points into promising new diagnostics and therapies. We believe Medtronic’s deep clinical regulatory reimbursement and market development expertise will help accelerate the rapid adoption in markets around the world.

Our globalization strategy will also benefit from the power of our combined companies. From a financial perspective, we will have a $3.7 billion emerging markets business that we are confident can sustain double digit growth over an extended period of time.

Covidien has extensive emerging market R&D and manufacturing while Medtronic has well established clinical expertise. These capabilities applied across a much broader product offering will significantly increase the number of attractive solutions that we can offer to governments and major providers.

Finally, this transaction enhances Medtronic’s ability to deliver economic value to a broader range of stakeholders. The value proposition of Covidien’s technologies primarily delivers hospital efficiency while the value of Medtronic’s chronic disease therapies are generally realized in post acute settings.

When combined, these complementary solutions will create a robust and unmatched integrated health franchise. We feel that our industry leading products, clinical economic expertise, global footprint and financial strength will position us to be the preferred partner for physicians, hospital systems, patients, payers and governments around the world.

In addition to being highly strategic, the Covidien acquisition is also extremely attractive financially with achievable cost synergies that are expected to make the transaction accretive in the first year on a cash basis and within two years on a GAAP basis. The combined company will also generate significant free cash flow which can be deployed with much greater flexibility.

While there’s been a lot of media and political noise about inversions, let me clarify that when the transaction closes Medtronic will continue to pay significant US taxes and increase our investments in the US. On taxes, we will continue to pay federal, state and local income taxes on all US earnings as well as Social Security taxes, property taxes, and the Medical Device Tax. Cumulatively, these taxes represent more than 45% of US income and we expect to pay a similar rate post close.

In addition, this transaction will put us on an even playing field with foreign companies regarding use of internationally generated profits. This structure will allow us to invest much more aggressively in the US and based on that we have committed to investing an incremental $10 billion over the next 10 years. These investments will result in more high paying US jobs.

We have a proven track record of creating US jobs with our past acquisitions. For example, with Sofamor Danek, AVE and MiniMed we have created nearly 10,000 US jobs since acquisition. More recently with Cardiocom we have more than doubled the workforce in just 12 months.

We also expect additional job creation with our recently completed acquisitions of Visualase and Coventis, two US based companies. Our level of US job creation will only accelerate following this transaction.

In our view, acquiring Covidien is good for Medtronic, for our shareholders, for patients and for the med tech industry and ultimately good for the US economy. We remain fully committed to the Covidien transaction which we expect to close in calendar fourth quarter of 2014 or early 2015.

Our integration planning efforts are well under way led by Jeff Martha, who is reporting directly to me. The integration team is staffed with top talent from both Covidien and Medtronic and they’re actively developing a comprehensive integration plan. In the end, we understand the success of this transaction will depend on our ability to execute this integration plan upon closing.

Gary will now take you through a more detailed look at our quarterly results. Gary.

Gary Ellis: Thanks, Omar. First quarter revenue of $4.273 billion increased 5% as reported or 4% on a constant currency basis after adjusting for a $34 million favorable impact of foreign currency.

Q1 revenue results by region were as follows. Growth in the Middle East and Africa was 30%. Latin America grew 14%. Growth in the US was 6%. Greater China grew 6%. Growth in Central and Eastern Europe was 5%. Other Asia-Pacific grew 4%. With Western Europe and Canada region declining 2%. Japan declined 5% and south Asia declined 7%. Emerging markets grew a combined 11% in Q1 and represented 13% of our total sales mix.

It is worth noting that results in Western Europe were negatively affected by our difficult comparison in Germany where customers made advanced purchases of CoreValve product in Q1 last fiscal year in anticipation of the since resolved CoreValve injunction. Japan’s performance was also affected by difficult comparisons from strong product launches in the prior year as well as the biannual R-Zone adjustments.

Q1 diluted earnings per share on a non-GAAP basis were $0.93, an increase of 6%. Q1 GAAP diluted earnings per share were $0.87, a decrease of 6%, driven primarily by the favorable change in fair value of contingent consideration payments in the prior year.

This quarter’s GAAP to non-GAAP pretax adjustments included a $30 million net restructuring charge, the final charge related to the initiative we announced last quarter. And a $41 million charge for acquisition related items, primarily associated with transaction costs in connection with the pending Covidien acquisition. It is worth noting that on a cash basis, Q1 diluted earnings per share were $0.99, an increase of 5%.

In our cardiac and vascular group, revenue of $2.254 billion grew 3%. Results were driven by growth in low power, structural heart, aortic and peripheral, and AF and other, partially offset by declines in high power and coronary.

In cardiac rhythm and heart failure, formerly known as CRDM, revenue of $1.256 billion grew 4%, and included $19 million of combined revenue from our Q2 acquisition of Cardiocom and Q3 acquisition of TYRX.

High power revenue of $627 million declined 5%. As we have noted over the last several quarters, we believe the best way to view the high and low power markets is on a rolling two quarter basis, given the variability in quarter to quarter dynamics. We estimate that the global high power market growth profile is flat to slightly down with low single digit growth in international markets offsetting low single digit declines in the US.

We estimate we gained about 1 point of international market share on a rolling two quarter sequential basis driven by the success of our Attain Performa® quadripolar CRT-D lead system which was offset by CRT-D share loss in the US. Our US growth is also affected by difficult comparisons given where we are in our high power replacement cycle.

Going forward, we expect our US high power performance to improve as we launch the recently approved Attain Performa system into the US market during Q2. This system with its differentiated AdaptiveCRTTM algorithm has performed very well in international markets. In fact, in markets where we have launched the Attain Performa® system our CRT-D share is up 160 basis points.

Low power revenue of $525 million grew 10% driven by the strong global launch of Reveal LINQ in our diagnostics business. In June, data from the CRYSTAL-AF trial were published in the New England Journal which showed our Reveal® monitor detected AF better compared to standard care in patients with recent cryptogenic strokes.

We continue to make progress on our global clinical trial for Micra. And expect CE mark by the end of this fiscal year with US approval to follow in FY17.

MicraTM, the world’s smallest leadless pacemaker is a true innovation in pacing and features a novel delivery and fixation mechanism specifically designed for this new approach to prevent perforation and dislodgement while still permitting repositioning and capsule retrieval. Recently, at Cardiostim, one and three month data were presented on the first patients to receive MicraTM showing successful implants in all patients with no major post implant device related complications.

AF solutions grew over 30% as we continued to gain share in the AF market. Results were driven by robust growth of the Arctic Front Advance® CryoAblation System which grew over 30% as well as strong double-digit growth from the international launch of our PVAC® Gold Phased RF System. We continue to enroll VICTORY AF, our US pivotal study of phased RF technologies in patients with persistent AF.

In our coronary and structural heart business, which is the consolidated legacy coronary and structural heart business units, revenue of $766 million grew 1%. Coronary declined 2% although this performance was above market driven by 2% growth in drug-eluting stents on the continued strength of our Resolute® Integrity® DES.

Worldwide DES revenue in the quarter was $279 million, including $101 million from the United States and $24 million in Japan. In the US, our DES share remains stable sequentially at approximately 30% despite a competitor’s ongoing product launch.

Reported revenues in our structural heart business grew 6%. However, after adjusting for the difficult TAVR comparisons in Germany that I mentioned earlier, our structural heart business grew in the upper teens driven by exceptional performance from our transcatheter valves.

Making the same adjustment we estimate that the global TAVR market is growing around 30% including over 30% growth in the US. Our global transcatheter valve revenue in the quarter was $131 million.

The US launch of CoreValve was proceeding extremely well with our US share exceeding 40% in the second quarter of the launch. We received FDA approval for high risk patients in June, adding to the extreme risk indication we received in late Q3. Our team is aggressively activating new centers with a presence now in 160 US centers, well ahead of our original plans.

In international, we have completed enrollment in our CoreValve® EvolutTM R CE mark trial and are expecting approval of this differentiated next generation recapsule system with its 14 French equivalent delivery system later this fiscal year. In addition, we expect to start enrolling our US IDE study for Evolute R later this summer, a 250 patient single arm study with 30 day follow-up.

In our aortic and peripheral business, formerly known as endovascular, revenue of $232 million grew 5% or 7% after adjusting for the divestiture of our Pioneer® Plus product line and the voluntary product recall of the below the knee BCB. Aortic revenues grew 7% as our market leading Endurant® II and Valiant® Captiva® stent grafts have each gained 2 points of share in the Triple A and thoracic markets respectively.

Reported revenues for our peripheral business declined in the mid single digits in Q1. However, after adjusting for the discontinued product lines just mentioned, our peripheral business grew in the high single digits with strong double digit growth in SFA and DCB products.

During the quarter we submitted our final data to the FDA for the IN.PACT® Admiral® SFA drug coated balloon and we were recently informed by the FDA that this PMA application will be granted expedited review status. We now expect US approval for IN.PACT® Admiral® by the end of this fiscal year.

Now turning to our restorative therapies group. Revenue of $1.603 billion grew 3%. Results were driven by growth in neuromodulation and surgical technologies, offset by declines in spine.

Spine revenue of $743 million declined 3% with declines in core spine and BMP offsetting growth in interventional spine. Core spine declined 2% with US declines offsetting international growth. Both the global and US core spine markets appear relatively flat.

Our US core Spine business is expecting to launch a number of new products in FY15 but only limited set quantities of a few of these products were available in Q1. We believe these new products will help drive a return to growth in our spine business in FY15.

In addition to developing leading spine technology our business continues to focus on procedural innovation in our Surgical SynergyTM program which integrates enabling technologies, surgical tools, spinal implants and our expertise. Interventional spine which primarily consists of our balloon kyphoplasty product line grew 4%. US interventional spine growth was boosted by stabilizing trends in the use of BKP as well as our increasing participation in more segments in the market.

In the international markets, double digit growth was led by strong performances in both Germany and Japan. While there’s still a lot of work to do in this business we are encouraged by these results.

Turning to Surgical Technologies. Revenue of $381 million grew 5% with steady growth across all three businesses.

ENT grew in the mid single digits driven by growth in monitoring and powered systems. ENT recently launched the NuVentTM EM sinus dilation system which is generating strong customer acceptance and is expected to contribute to growth going forward.

Neurosurgery grew 3% with solid growth in Midas Rex® power equipment partially offset by fewer upgrades in large capital equipment. In advanced energy, strong adoption of our proprietary Aquamantys® tissue sealing and Peak PlasmaBlade® technologies, and the orthopedics, spine, breast and cardiac device replacement markets drove solid double-digit growth.

In neuromodulation, revenue of $479 million increased 11% driven by solid growth in pain stim, DBS and gastro-uro. In pain stim, our SureScan® MRI spinal cord stimulation system continues to show strength in the market including positive surgeon feedback on lead durability and AdaptiveStim® automatic stimulation adjustment.

In DBS, our neurologist referral development program in the US and the strength of the early stim data in international markets which shows DBS provides superior benefits for patients with early motor complications from Parkinson’s disease continues to drive double digit new implant growth. Our gastro-uro business had solid growth in Q1 driven by a rebound in implants in the United States.

In our diabetes group, revenue of $416 million grew 12%, driven by the ongoing US launch of the MiniMed® 530G system which includes the Enlite® CGM sensor, a smaller, more comfortable and more accurate sensor. In Q1 we started the limited launch in Europe of MiniMed® DuoTM with combined CGM sensor and insulin infusion sets. Early feedback has been very positive due to the enhanced comfort and single insertion site.

At the ADA scientific sessions in June we announced a new strategic alliance with Sanofi, focused on developing novel type two drug device combinations in care management devices. In July, the results of our OPTIMIZE trial were published in Lancet which showed that Medtronic insulin pumps deliver better glucose control for people with insulin dependent type two diabetes than multiple daily injections.

Looking ahead, we plan to launch our next generation MiniMed 640G system with predictive low glucose management in international markets in Q2. Our MiniMed 620 Japanese language system is also expected to launch in Q2, which will be the first integrated system in Japan. In addition, we are making good progress on our sensor pipeline as we continue our advancement toward a closed loop system.

Turning to the rest of the income statement. It is worth noting that all of my forward-looking comments on outlook and guidance do not contemplate the expected closing of the Covidien transaction.

The Q1 gross margin was 74.1%. After adjusting for a 30 basis point negative impact from foreign currency the Q1 gross margin on a non-GAAP operational basis was 74.4%.

The gross margin continues to include significant spending on additional resources mostly diverted from R&D to address quality issues in neuromodulation and diabetes, which negatively affected the Q1 gross margin by approximately 40 basis points.

The Q1 gross margin was also negatively affected by product mix shifts in cardiac rhythm and heart failure as well as the R-Zone pricing adjustments in Japan, two items that will likely affect the gross margins for the remainder of the fiscal year. Looking ahead, we continue to expect the gross margin for FY15 to be in the range of 74.5% to 75% on an operational basis, with Q2 expected to be at the lower end of this range.

First quarter R&D spending of $365 million was 8.5% of revenue. We continue to invest in new technologies as well as generating clinical and economic evidence to drive future growth. We would expect R&D expense in FY15 to remain around 8.5%.

First quarter SG&A expenditures of $1.506 billion represented 35.2% of sales. After adjusting for the 10 basis point positive impact from foreign exchange, Q1 SG&A was 35.3%, driven by investments to drive CoreValve sales as well as higher incentive payments due to the outperformance of new product launches.

We continue to expect FY15 SG&A to be in the range of 33.7% to 33.9%, implying leverage of 50 to 70 basis points on an operational basis. For Q2 we expect SG&A to be around 34.5% on an operational basis.

Amortization expense for the quarter was $87 million. In FY15 we continue to expect amortization expense to remain in the range of $85 million to $90 million per quarter.

Net other expense for the quarter was $51 million including net losses from our hedging program of $9 million. This result was favorable to our prior expectations due to net certain litigation gains, milestone income from a diabetes meter partnership and the accounting treatment on TAVR royalties.

We hedged the majority of our operating results in developed market currencies to reduce volatility on our earnings from foreign exchange. However, there is a growing portion of our profits that is unhedged, especially emerging market currencies which can create some modest volatility in our earnings.

Based on current exchange rates we expect FY15 net other expense to be in the range of $335 million to $375 million, which includes an expected $125 million impact from the US Medical Device Tax, an incremental $13 million over FY14 as well as increased royalty expense from the Edwards agreement. For Q2, FY15, we expect net other expense to be in the range of $80 million to $90 million based on current exchange rates.

Net interest expense for the quarter was $5 million. At the end of Q1, we had approximately $14 billion in cash and investments and $12.8 billion in debt. Based on current rates we would expect Q2 FY15 net interest expense to be in the range of $5 million to $15 million.

Our non-GAAP nominal tax rate in Q1 was 19.1%. For FY15 we continue to expect our non-GAAP nominal tax rate to be in the range of 18% to 20%, and we expect to be at the upper end of this range until the presently expired US R&D tax credit is reinstated.

In Q1 we generated $1 billion in free cash flow net of certain litigation payments. We remain committed to returning 50% of our free cash flow excluding one time items to shareholders.

In Q1, we paid $304 million in dividends and repurchased $1.1 billion of our common stock. In June, the Medtronic Board of Directors increased the dividend by 9%, the 37th consecutive year of increased dividend payments.

As of the end of Q1, we had remaining authorization to repurchase approximately 42 million shares. First quarter average shares outstanding on a diluted basis were 1.005 billion shares.

It is important to note that the cash we received from stock option redemptions, which was $154 million in Q1, will also continue to be used to repurchase shares on the open market to partially offset the dilutive impact. These share repurchases are incremental to our commitment to return 50% of our free cash flow to shareholders. For FY15, we would expect diluted weighted average shares outstanding to be approximately 998 million shares, including approximately 994 million shares in Q2.

Let me conclude by providing our FY15 revenue outlook and earnings per share guidance. We continue to believe that constant currency revenue growth in the range of 3% to 5% is balanced and realistic for FY15. While we cannot predict the impact of currency movements, to give you a sense of the FX impact if exchange rates were to remain similar to yesterday for the remainder of the fiscal year then our FY15 revenue would be negatively affected by approximately $40 million to flat including a negative $20 million to nearly zero impact in Q2.

Turning to guidance on the bottom line. We continue to expect FY15 non-GAAP diluted earnings per share in the range of $4 to $4.10. Based on current exchange rates, this implies earnings per share growth in the range of 6% to 9% on a constant currency basis, after taking into account the currently expected $0.05 to $0.07 negative foreign currency impact to earnings.

As in the past, my comments and guidance do not include any unusual charges or gains that might occur during the fiscal year. In addition, as I mentioned earlier, our outlook and guidance do not contemplate the impact of the expected Covidien transaction.

I will now turn it back over to Omar.

Omar Ishrak: Thanks, Gary. Before opening the lines for Q&A, let me briefly conclude by stating that Q1 was another successful balanced quarter. We continue to strive to reliably deliver on our baseline expectations.

As we presented at our investor conference in June, we expect our continued efforts to deliver consistent and reliable performance, combined with disciplined capital allocation, will enable us to create long-term, dependable value in healthcare. And looking ahead, we believe this will be further strengthened and diversified by our Covidien acquisition.

With that, we will now open the phone lines for Q&A. In addition to Gary, I’ve asked Mike Coyle, President of our Cardiac and Vascular Group; Chris O’Connell, President of our Restorative Therapies Group; and Hooman Hakami, President of our Diabetes Group to join us. We are rarely able to get to everyone’s questions so please limit yourself to only one question and if needed one related follow-up.

If you have additional questions please contact our investor relations team after the call. Operator, first question, please.

Operator: (Operator Instructions)

Mike Weinstein of JPMorgan.

Mike Weinstein: Good morning. Thanks for taking the questions. Maybe I can get a couple in just on the product front.

First is the 40% plus share comment in transcatheter valves, I’m sure caught people’s attention. Can you just talk about how that progressed over the quarter.

I ask because obviously you were dealing with the potential injunction overhang in the first part of the quarter and you resolved that with the settlement with Edwards in late May. Can you just talk about that commentary? Was that 40% plus comment true for the whole quarter or was that particularly true in the back half of the quarter?

And then the second product I was hoping to get an update on was the IN.PACT Admiral drug coated balloon. I believe you submitted the data in the final module at the end of May. Do you have any update from the FDA on whether you will need to go to an advisory panel? Thanks.

Omar Ishrak: Mike, I think you can take both of these.

Mike Coyle: Sure. The transcatheter valve side, of course, that comment about 40% market share is a US statement. We basically have been proceeding with the launch as we described it actually a little bit ahead of schedule in terms of the total number of accounts that have been opened and the training of those accounts and we actually are getting a little higher share in the accounts we’ve activated than we were expecting when we were talking at the analyst meeting. So we think our overall market share position’s in the low 40%s, and depending on how you want to treat the royalty income, which our competitor treats as revenue we tend to exclude it for purposes of that calculation on overall market share.

On the IN.PACT Admiral, we have heard from FDA in terms of the fileability of our PMA. They have accepted it for filing with no major deficiencies.

They have told us they are going to treat this as an expedited review. They have not yet given us a definitive answer on whether a panel is going to be required or not.

Mike Weinstein: Perfect. Let me ask one follow-up. Can you just comment on the regulatory path for the Covidien transaction, how things are progressing with China, the US and the other geographies of note. Thanks.

Omar Ishrak: Things are progressing, Mike, as we have thought. I think the schedule for the end of the calendar year or early calendar 2015 is what we expected when we started the process and it still holds.

The China approval is a little slower, it takes a little longer, and oftentimes after the — the process starts after we’ve made some progress in the US and Europe. Things are going along just as we had expected. There are no major surprises and I think we still expect this to close as I said towards the end of the year or early next year.

Mike Weinstein: Thank you Omar.

Omar Ishrak: Thanks, Mike.

Operator: Matthew Dodds from Citi.

Matthew Dodds: Good morning. If we look at the expense side on gross margin SG&A, you came in a little lower than we thought on a gross margin, higher on SG&A. The full year guidance is really unchanged. You’ve got a big improvement it looks like in the back half of the year.

I guess for you, Gary, for the gross margin are a lot of these issues going to linger or are some temporary other than FX? And then on SG&A, how much of the CoreValve launch and this incentive pay was front end loaded meaning that it won’t — it was really focused on the first quarter and it will drop?

Gary Ellis: I can take both those, Matt. As far as the gross margin goes, we do expect the gross margin will improve as we go through the year. There was as we indicated, it was a little lower here in the first quarter due to some things that we’ve known about which are the quality costs in neuro and diabetes.

We also ended up having just with the mix, the product mix having a little bit lower ICD revenue in this quarter, before the new product has been launched and with LINQ which is a little bit lower margin product. That had a mix issue in Q1. As we go forward and ICDs pick up again we should be back up in the 74.5% to 75% range as we indicated.

We also expect as the issues get addressed on the quality side within neuro and diabetes as we go through the year that will also start to come down, and as you indicated FX we obviously assume will start to become a minimized issue as we go through the rest of the year. 74.5% to 75%, with Q2 improving but still be kind of at the lower end of that range and continuing to improve as we go through the year.

SG&A was a little more here in Q1. We kind of had expected that. We knew we were launching a lot of these new products with LINQ, CoreValve, and we just knew we were going to have some higher expectations around expenses on those items. But it was in line with basically our expectations and as we go through the rest of the year those investments obviously will start to leverage as we go through, as the revenue continues to build in both those product lines and so we’re expecting that the guidance we gave for SG&A in total still remains on track and we’re not concerned about it at this point.

Matthew Dodds: Quick follow-up to Mike, okay?

Omar Ishrak: Yes, go ahead.

Matthew Dodds: So Mike, now that the litigation’s over, can you say on CoreValve are you still capacity constrained or is that not an issue? Because it was a good quarter out of the chute in the US.

Mike Coyle: We’ve been staying ahead of the demand. It’s been challenging for our operations groups to stay ahead of the demand but they have been doing that and we have not done any bulking of product or advanced purchase of product. We’re essentially selling as we implant and we expect that that will continue here during the next quarter.

Matthew Dodds: Thanks, Mike. Thanks, Gary.

Omar Ishrak: Next question.

Operator: David Lewis from Morgan Stanley.

David Lewis: Good morning. Maybe just one for Omar, maybe a quick follow-up. I appreciate your comments on the deal and the commitment relative to Covidien.

I wonder if you can comment at all on, this transaction under various different transaction structures whether they may be remedies proposed by treasury or congress or pursuing this deal without an inversion structure. You talked a little about that on the day of the deal announcement. I wonder if you could update us on your views about the commitment to this transaction under different scenarios.

Omar Ishrak: As I’ve mentioned repeatedly and consistently, the strategic benefits of this transaction are very clear. Which I laid out today and earlier. We are excited about that.

We feel as we go through our integration planning process, we feel even more confident and excited about the strategic benefits of this combined company. So that’s the driver for the whole thing.

We can only plan a deal structure based on facts and what the current regulations and law are. And so that’s why we structured it the way we structured it.

If those things change before the close, then we’d have to take a look at what those changes reflect and see what we can do to structure a new contract of some sort. But in all cases, the strategic benefits do not go away and are clearly not affected by any legislative or regulatory changes. That’s the way we’re looking at it.

It’s pointless to speculate on what those new changes could be. It could be a variety of things, if any. We prefer to stay away from that and stay focused on getting the regulatory actions taken care of as quickly as possible and then get this transaction closed and start to reap the strategic benefits.

David Lewis: Great, very helpful. And then one other important element of the strategy obviously is emerging markets and I know you talked about it in your prepared remarks, but maybe just help us understand two things. It sounds like there are underlying distribution changes in both India and China. Maybe help us understand why you’re undertaking those distribution challenges.

Is it really for greater long term revenue growth? Was it to respond to recent revenue depression? That would be very helpful.

Do you think this quarter or sometime in the next two quarters we could see a trough in the growth rate in either India or China? Thank you.

Omar Ishrak: Thanks, David. First of all, distribution changes as you correctly point out we’re making are long-term in nature. Look, we view emerging markets like I’ve said before as a key growth driver, not just for the next few years but for decades, literally decades. That’s the nature of the opportunity.

We’re only addressing the premium segment when we get to value segment, the underserved, this is going to go on for a very long time. And as a result, if you really talk of the long term, the revenues from these regions will be big and certainly at par with what we get from developed markets.

And we cannot have in that kind of a scenario go through indirect channels of — where we do not have direct control with respect not only to business conduct standards, but also, and more importantly, with respect to direct connections with our customers. Because we have to develop these markets.

So these are changes that we have to undertake. In addition some of the management changes reflect upgrading some of the people because they — the nature of the business is more sophisticated than it once was. So these really are platform changes that we’re making. They’re necessitated by our long-term aspirations and we feel we can cover it within our present business profile and so we’re going ahead and making these changes which we feel will have a positive impact not only in our relationships and long-term growth, but also on our margin in these regions which already is good but can improve further. So that’s essentially the outlook in — the strategic thought process behind emerging markets.

In terms of our trough, we are projecting both India and China to be double digit growth. China certainly in the mid-teens and India maybe even close to that by the end of the year. In other words, for the full year. And so that will require an acceleration in the second half.

I think it will be different between India and China. I mean, there’s still some variables in this so I can’t be certain but that’s certainly our projection as of today that going into the second half of the year we’ll start to see a noticeable acceleration of growth in both of those regions.

Jeff Warren: Thanks, David.

David Lewis: Thank you very much.

Operator: Kristen Stewart from Deutsche Bank.

Kristen Stewart: Omar, was wondering if you could just maybe comment a little bit about some of the revised numbers that Covidien put out within your proxy, just in terms of the outlook. What gives you I guess the confidence in the longer term growth profile there and what if anything have you learned or makes you more confident in the revenue trajectory or perhaps even the cost synergies with some of the early integration or early I guess work under your belt, the transaction?

Omar Ishrak: I’ve been visiting many of the sites and understanding the products. Number of early observations that I have.

First of all, Covidien has a track record and has built a track record of revenue growth in the mid single digits and they have a diversified enough revenue pool, both geographically as well as from a product and customer basis that appears to me that it’s quite sustainable and fairly tolerant of one-off market dynamics here and there, whether it be product or geography. So that is reassuring. I mean, we knew that going in but a deeper dive confirmed that.

Equally importantly as we go to the different sites, the future growth platforms that we can build by accelerating some of the technical, technology integrations or channel integrations, there appear to be a lot of possibilities. I think our biggest challenge would be to focus and make sure you prioritize the ones which will have the right returns and not go after ones that are potentially big but have perhaps returns which are more risky or even longer term. So I think the prioritization exercise will be our biggest challenge.

We’ve already stated that the two areas which will be the highest priority are in peripheral vascular and in neuroscience and those are like many integration teams progressing and going ahead in those areas. The others will be longer term. Surgical technologies and surgical solutions there’s clearly opportunity both in terms of product integration for common call points as well as technical and technology integration and future products.

In addition, some of the capital equipment products and their monitoring products have longer term synergy impact on both our hospital solutions teams as well as our home monitoring business and Cardiocom. I think that’s about all I can say Kristen at this point.

Kristen Stewart: Okay. And then just on the cost synergy side, do you still feel confident that that at least 850 number is the right number?

Omar Ishrak: Yes, I don’t think there’s any sort of doubt around that. I think all the work that we’re doing is confirming that that’s an achievable number.

Kristen Stewart: And then just last question —

Jeff Warren: Thanks, Kristen. Next question.

Operator: Bob Hopkins from Bank of America.

Bob Hopkins: Thanks. Can you hear me okay?

Omar Ishrak: Sure. Yes. Go ahead.

Bob Hopkins: Great. Good morning. So I wanted to ask two quick questions. First, on the CRM market outlook, excluding LINQ which obviously is going very well, it looks like the CRM market is just a little bit worse than we thought this quarter.

I was wondering if you could talk a little about the market dynamics in CRM. Is pricing a little bit worse than you thought? What at this point is your outlook for CRM market growth as you look forward?

Omar Ishrak: Go ahead, Mike.

Mike Coyle: I think the overall low power market actually looks quite encouraging. I think we’ve seen stabilization of the market demand, although we are seeing obviously some renewed pricing pressure. We’re now looking at 3% to 5% declines in ASPs in the US in both pacing and ICDs currently.

However, that’s because we basically have anniversaried the major launches that we’ve had. However, obviously we’re about to enter a new launch cycle on the high power side with CRT-D. We think that’s going to help us in terms of improving the overall pricing dynamics.

In terms of the overall unit market growth, we are seeing essentially flattish unit growth in the ICD market with low single digit increases in initial implants being offset by declines in the replacement cycle, mostly because of where we are in our replacement cycle. So we believe the market going forward is flattish and that’s what we’re planning for.

Although it’s encouraging from my perspective to see overall US implantables growth for us at 4%. We haven’t seen that in quite some time. And so obviously it’s a good time to have a product like LINQ being added into the overall mix for implantables.

Bob Hopkins: All right, that’s helpful. And then Omar, just wanted to ask one question for you as a follow-up on the emerging market commentary that you made thus far. Specifically on China I was wondering if you could just provide just a little more detail on the specific changes that you’re making in China currently so we can get a better understanding of the outlook for China long-term and understand why those changes are being made.

Omar Ishrak: I think this is mostly harmonizing our distribution channels. And also making sure that we’ve got processes in place so the inventory levels are right and thirdly, to make sure that specific programs that allow us to go direct to certain major customers to start with.

Maybe one other point, we’re also starting a program to go after Tier 2 cities in China where there’s a lot of opportunity and there we’re thinking of certainly some combined products into a single channel around cardiology primarily. So those are the changes that we’re making.

The biggest impact ones are really sort of fine-tuning our distribution channels themselves, the specific distributors and harmonizing them, streamlining them, more focused, fewer of them. Because that’s essential to be able to maintain control, both from a business conduct perspective as well as an end customer reach perspective.

Bob Hopkins: Great. Thank you.

Jeff Warren: Thanks, Bob. Next question.

Operator: Bruce Nudell from Credit Suisse.

Bruce Nudell: Good morning. Thanks for taking my question. Omar, regarding the transaction, some people on the buy side have a little bit of consternation about the prospects for the minimally invasive surgery franchise of Covidien.

On the other hand, you’re going to have a broader playground to work in, more applications that you could tailor this. But specifically people are somewhat concerned about J&J resurgence, robotics, et cetera. How do you view the long-term prospects of that series of applications?

Omar Ishrak: I’ve had a chance to visit both their — two of their plants where they work in these areas, both in terms of the minimally invasive area as well as their advanced energy businesses and you really have to look at the two together because some of the tools are integrated with the minimally invasive products to create actually a more integrated offering than many of the competitors have. I left those visits with a clear sense that there’s a lot of focus on innovation, on next generation products, and from a position of strength, not from a position of catching up. Which actually in these areas make quite a difference because some of these product lines require a lot of clinical expertise and clinical know-how and clinical intuition if you like in their development.

And I felt that the teams that I visited had very strong experience in those areas, good product positions today and very exciting technology plans for the future. So there is competition always and J&J is a good competitor but I’ve got every confidence in the teams that are in place in Covidien. The people that I met are absolutely capable of not only competing against anyone, both from an edge and attitude perspective but also from a technical and clinical know-how perspective.

Bruce Nudell: Thanks. And I guess my follow-up, either you or Gary could speak to. Clearly the administration wants some changes in the inversion attractiveness.

And one of the things that’s difficult to model or at least more challenging for us to model is if the law does change, how will you kind of assess the value of access to ex-US cash? I mean, just schematically, how should we be thinking about that value if worse in fact does come to worse.

Omar Ishrak: Look, this is difficult for us to model too. We don’t know what it’s going to be and it’s pure speculation. So at this stage we just have the model based on the current law and we’re really not wasting our time trying to figure out five different iterations that may or may not happen. So at this stage, we’re just sticking to what we know.

Gary Ellis: Bruce, just to add, obviously we’ve been clear that one of the advantages outside the strategic benefit of Covidien is that we do get access to our OUS cash and that’s the question that’s going to have to be addressed if there are changes to any rules or regulations, we’re going to have to determine how do we get access to that. That’s going to be the benefit of it. As Omar said, right now it would just be pure speculation on our part and we’re not even doing any modeling because we have no idea if there is going — whether there will be changes at all as we move ahead.

Omar Ishrak: We’re just planning —

Bruce Nudell: Thanks so much.

Gary Ellis: We’re focused on closing on the transaction.

Jeff Warren: Thanks, Bruce. Next question.

Operator: Matthew Taylor from Barclays.

Jeff Warren: Matt?

Matthew Taylor: I wanted to ask one on emerging markets. You talked a little bit about some of the changes in China and India.

There has been a couple reports about China looking to really source some more products locally. I wondered if you could talk to how that could impact your strategy longer term and whether it just means you need to change some of your structure, some of your partnerships and how you may be able to continue to win there if the market goes more towards local products.

Omar Ishrak: There hasn’t been any broad move of that nature in China that’s consistent across the whole country for all products. So I’m not sure that that will be driven by broad-based regulation.

However, China’s a big enough market on its own with unique customer requirements that local manufacturing of various sorts will be something that’s going to happen in China. And so we’re committed to that.

As you know, we already have strong local manufacturing through — in orthopaedics and spine where we’ve established it over many years and accelerated by our recent acquisitions. We have also just last quarter finalized a agreement with LifeTech which will allow us to manufacture pacemakers locally.

And then finally, we’re, as I mentioned in the call, building a very promising partnership with one of the subprovinces for the manufacture of dialysis, hemodialysis equipment and that platform may also grow to include other products. Covidien, by the way, also has very strong manufacturing and R&D capabilities in China.

So put together, we will have enough options to be able to go local in China, depending on what the regulations may be. But we hope that we don’t have to wait for regulations, but are on the leading edge of this and doing it because of true customer demand that we sense so that we can fulfill local needs in the most appropriate fashion. So I think we’re very well positioned to take advantage of any change or otherwise in China for manufacturing.

Matthew Taylor: Thanks and I know you’re focused on closing the transaction. You can’t speculate on what’s going to happen. I think it’s been a little bit surprising to see some of the rhetoric, some of the things that are being said by politicians are erroneous. What has surprised you most about some of the potential changes that are being talked about? And do you feel like your message about investing in the US and tax is resonating with Capitol Hill?

Omar Ishrak: Look, I think it’s fair to say that our message around reinvesting in the US has been positively received by everybody. I think that’s fair. And I think in the mix of this is beyond Medtronic, is just an overall number of transactions that are potentially causing some consternation I guess. Again, there’s not much we can do about those things.

We’re going to put our message out as accurately as possible in as genuine a fashion as we know how and then focus on the strategic benefits and make sure that we know how to dial those in. I think that’s all we can do at this stage. I’m not prepared to comment on any political sentiments that may be there.

Jeff Warren: Thanks, Matt. We’ve gone past the top of the hour. We’ll take two last questions.

Operator: Josh Jennings from Cowen & Company.

Josh Jennings: Hi, good morning, gentlemen. Thanks a lot for taking the questions. Two quick ones for Mike Coyle, a follow-up on Bob’s question on the CRM business. If you think about the US ICD business being one of the anchors to corporate-wide growth, you do have a new quad pole system that’s been approved.

Can you help us, Mike, take us through some of the puts and takes of the pressures that you’ve been experienced. You did mention in one of your previous comments about the replacement cycle for Medtronic specifically.

I think Chris O’Connell, one of the other anchors to top line growth has been the spine business, the projection is to get back to growth in FY15. Can you talk about the path to get back to at least market growth rates for the US ICD business?

Omar Ishrak: Before Mike and Chris jump in, I do want to point out that although those are both important markets, the level of diversification that we now have across our entire business makes us much more resilient to changes in just those two market segments and we continue to go ahead in that dimension, not because those two markets aren’t important but because there’s several others as well and to the degree that we can diversify our overall business and continue to do so it is a very important initiative for us. With that I’ll let Mike go ahead and talk about the ICD market.

Mike Coyle: First, relative to ICDs, I think the challenges in the quarter are US challenges. If you look internationally, back at market share capture and overall market growth and so we expect the CRT-D product entry is going to be a big aid to that issue. But as Omar pointed out, the fact that we actually are able to see growth in the overall implantable segment because of the addition of the new product category essentially in LINQ is really going to help drive growth there.

You’re obviously now looking at a low power segment that is in this reported quarter is showing market growth in sort of the 3% to 4% range which we haven’t seen in that segment for quite some time. So we have a very diversified product portfolio across CVG with a number of new growth drivers to offset areas of flat performance and obviously that’s showing up in the numbers this quarter.

Omar Ishrak: Chris, you want to comment?

Chris O’Connell: Sure. Josh, on spine, yes, as Omar stated the US core was a little soft in the quarter. We were expecting some of that really due to the timing of some of the new product launches. As you know we just got FDA approval on PRESTIGE LP which is a really exciting development. We had some revenue for that modeled in Q1 that we’re now into Q2 on.

We also mentioned the BMP which was down in the quarter but we’ve just anniversaried the Yale results and as Omar pointed out we’ve had four sequential quarters of underlying stability. Those factors and some other real positives.

International spine, particularly in the developed markets is doing well and growing better than it has in recent quarters and we had a positive kyphon quarter and are encouraged by that. When you put all that together, particularly the new product cadence in the US, we think we s have a good pathway towards growing the US spine business this fiscal year.

Josh Jennings: Just one quick follow-up on the IN.PACT franchise.

Jeff Warren: Josh?

Josh Jennings: Yes.

Jeff Warren: Got one last one.

Omar Ishrak: Go ahead.

Josh Jennings: Just a quick one on the IN.PACT franchise, two data sets on drug coated balloons have, at least top line data for IN.PACT and a full data set for Lutonix, can you talk about the international marketplace there for peripheral balloons? It sounds like you grew double digits. And then also when we may see a publication from the IN.PACT study. Thanks a lot.

Mike Coyle: Just keep in mind right now the overall drug coated balloon market is a $50 million to $60 million global market. We have had very nice growth with the SFA indication outside the US, north of 20%. But we haven’t yet published the data. That we are expecting to happen here in the fall which we think will be a nice catalyst for international market growth.

Obviously, as we’ve seen in a lot of market segments the US PMA approval tends to be a catalyst for global growth as the data really gets validated and then published and assessed and obviously that’s the kind of data we have with the IN.PACT Admiral SFA. So we are anxious to see the US approval. We think that will be a catalyst not only for growth in the US but also internationally.

Jeff Warren: Thanks, Josh. One last question.

Operator: Larry Biegelsen from Wells Fargo.

Larry Biegelsen: One big picture question. In the second calendar, Q2 calendar year, all of the public hospital companies saw an improvement in procedure volume in the US but that didn’t show up in most med tech companies’ Q2 results except yours, and yours seemed to have been driven largely by new products. So can you talk about what you’re seeing from a procedure standpoint in the US through July?

And then just for my follow-up, I’ll throw it out now. I’m sure the TAVR market — worldwide market growth numbers caught people’s attention. I think you said the US and worldwide was growing over 30%. So can you talk about what you’re seeing and what’s causing that acceleration since you launched CoreValve? Thank you.

Omar Ishrak: Let me take the first one. I think you’re right, in fact I know you’re right, our growth in the US was driven by innovation, by our new products and their launches and their uptake as opposed to general procedure volume growth which was sort of low single digit if not flat overall.

So I think as we expected, the impact of more patients coming into the system, if any, are not — is not something that affects the med tech companies because we’re generally focused on acute care and the level of patients that eventually flow through to acute care from the increased coverage that’s in place now is relatively small. And so that’s why we’re not really seeing any dramatic change in procedure volumes.

However, we’re very encouraged and excited by seeing the impact of new products which goes to show that innovation in this market no matter how flat it may be and whatever people may say about it, if you have true innovation you can get growth in the US. So that’s exciting for us. Do you want to take the —

Mike Coyle: On the TAVR market growth, obviously they have been a number of important catalysts that have taken place over the last six months with data obviously on both the extreme risk and high risk patient populations. The mortality benefit in the high risk patient population is itself a catalyst, the approval by FDA of those expanded indications.

The entry of one of our competitors into Japan and the fact that there are just more companies out talking about TAVR in Europe because of the essential trialing of their new products. All of those things are basically validating the broader role that TAVR can play in the treatment of aortic stenosis. That’s what is driving the overall market growth.

Larry Biegelsen: Thanks for taking the questions, guys.

Omar Ishrak: Okay, thanks everyone for all your questions. And we look forward to updating you on our progress on our Q2 call which we anticipate holding on November 18th. With that, and on behalf of our entire management team, I’d like to thank you all again for your continued support and interest in Medtronic. Thank you and have a great day.

Operator: This does conclude today’s conference call. You may now disconnect.

Kyphon Balloon Kyphoplasty incorporates technology developed by Gary K. Michelson, M.D.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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